SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011
Commission File Number 000-49877

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

6-K ITEM

Entry into a Material Definitive Agreement

On February 3, 2011, the registrant entered into an underwriting agreement with Rodman & Renshaw, LLC as representative of the underwriters named therein (the “Underwriting Agreement”), for a firm commitment public offering of 5,217,392 ordinary shares at a price of $3.00 per ordinary share for aggregate gross proceeds of $15.7 million.  The registrant’s press release containing additional details of the offering is filed as Exhibit 99.1 hereto, and the Underwriting Agreement is filed as Exhibit 1.1.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits are incorporated by reference into the Form F-3  registration numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320 333-153667 and 333-171507 and Form S-8 registration numbers  333-128106, 333-140786, 333-149034 and 333-149575 of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

Exhibits

Exhibit 1.1:	Underwriting Agreement, dated February 3, 2011, by and between the registrant and Rodman & Renshaw, LLC, as representative of the underwriters named therein.
Exhibit 5.1:	Opinion of Zysman Aharoni Gayer & Co., Law Offices.
Exhibit 23.1:	Consent of Zysman Aharoni Gayer & Co., Law Offices (included in Exhibit 5.1).
Exhibit 99.1:	Press Release dated February 3, 2011.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan Chief Executive Officer and Chairman

Date: February 3, 2011